As filed with the Securities and Exchange Commission on November 4, 2008
      Registration No. 333–150371

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 1

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EBIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	7370	77-0021975
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5 Concourse Parkway,
Suite 3200, Atlanta,
Georgia 30328,
(678) 281-2020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With a copy to:

Robin Raina President & Chief Executive Officer Ebix, Inc. 5 Concourse Parkway, Suite 3200 Atlanta, Georgia 30328 (678) 281-2020	Richard A. Denmon Charles M. Harrell, Jr. Carlton Fields PA 1201 West Peachtree Street, Suite 3000 Atlanta, Georgia 30309 (404) 815-2717

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering Price	Aggregate	Registration
Securities to be Registered	be Registered(1)(2)	per Unit(3)	Offering Price(3)	Fee(3)(4)
Common Stock, par value $0.10	1,983,879	$24.81	$49,220,038	$155.79

(1)	In accordance with Rule 416 under the Securities Act of 1933, this registration statement also shall register and be deemed to cover any additional shares of Common Stock of the Company which may be offered or become issuable to prevent dilution resulting from stock splits, dividends or similar transactions.

(2)	The amount of shares of Company Common Stock to be registered reflects the Company’s three-for-one stock split which occurred on October 9, 2008.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the Common Stock as reported on the NASDAQ Global Market on October 31, 2008.

(4)	The Amount of Registration Fee reflects a subtraction of the registration fee paid for the for the 1,740,618 shares of Common Stock to be registered under the Company’s filling of the initial Form S-1 registration statement on April 22, 2008. The Company paid a registration fee of $1,778.56 on April 22, 2008 for these 1,740,618 shares of Common Stock pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low prices of the Common Stock as reported on the NASDAQ Global Market on April 18, 2008.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or legal.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2008

EBIX, INC.

1,983,879 Shares of Common Stock

The persons listed in this prospectus as selling stockholders may offer and sale from time to time an aggregate of up to 1,983,879 shares of our common stock, $0.10 par value, including as many as 1,193,610 shares issuable upon conversion of secured convertible notes. The selling stockholders will receive all of the net proceeds from the sale of common stock offered hereby. We will not receive any proceeds from the sale of these shares by the selling stockholders, but we will bear certain of the costs and expenses of registering such shares of common stock. Selling costs, brokers fees and applicable transfer taxes are payable by the selling stockholders. The selling stockholders will determine where they may sell the shares in all cases, including, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. For information regarding the selling stockholders and the times and manner in which they may offer or sell shares of our common stock, see “Selling Stockholders” or “Plan of Distribution.”

Our common stock is listed on the NASDAQ Global Market under the stock symbol “EBIX.”

You should carefully consider the “Risk Factors” beginning on page 3 before you decide whether to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November   , 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in the “Plan of Distribution.” You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information.” Under no circumstances should the delivery to you of this prospectus or any offering or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

A NOTE ABOUT FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to our financial condition, results of operations, plans, objectives, future performance and business operations. These statements relate to expectations concerning matters that are not historical fact. Accordingly, statements that are based on management’s projections, estimates, assumptions, and judgments are forward-looking statements. These forward-looking statements are typically identified by words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “approximately,” “intend,” and other similar words and phrases, or future or conditional verbs such as “will,” “should,” “would,” “could,” and “may.” These forward-looking statements are based largely on our current expectations, assumptions, estimates, judgments, and projections about our business and our industry, and they involve inherent risks and uncertainties. Although we believe our expectations are based on reasonable assumptions, judgments, and estimates, forward-looking statements involve known and unknown risks, uncertainties, contingencies, and other factors that could cause our or our industry’s actual results, level of activity, performance or achievement to differ materially from those discussed in or implied by any forward-looking statements made by or on behalf of Ebix, Inc., and could cause our financial condition, results of operations, or cash flows to be materially adversely affected. In evaluating these statements, some of the factors that you should consider include those described under “Risk Factors” and elsewhere in the prospectus or incorporated herein by reference. These forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information, and if you receive any unauthorized information you should not rely on it. We have not authorized the selling stockholders to make an offer of these shares in any place where the offer is not permitted. The information appearing or incorporated by reference in this prospectus or any prospectus supplement is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Company Overview

Ebix, Inc. (“Ebix” or the “Company”) was founded in 1976 as Delphi Systems, Inc., as a California corporation. In 1983 we reincorporated in Delaware, and in December 2003 we changed our name to Ebix, Inc. Our common stock is listed on the NASDAQ Global Market.

We are a leading international supplier of software and e-commerce solutions to the insurance industry. We provide a series of application software products for the insurance industry ranging from carrier systems, agency systems and exchanges to custom software development for all entities involved in the insurance and financial industries.

Our goal is to be the leading powerhouse of backend insurance transactions in the world. Our technology vision is to focus on convergence of all insurance channels, processes and entities in a manner such that data can seamlessly flow once a data entry has been made.

We strive to work collaboratively with clients to develop innovative technology strategies and solutions that address specific business challenges. We combine the newest technologies with our capabilities in consulting, systems design and integration, IT and business process outsourcing, applications software, and Web and application hosting to meet the individual needs of organizations.

Recently, we have expanded both internally as well as through a series of acquisitions.

We acquired Acclamation Systems, Inc, (“Acclamation”) on August 1, 2008. Pursuant to the terms of this agreement, on August 1, 2008, Ebix paid Acclamation shareholders $22 million for all of Acclamation’s stock. Acclamation’s shareholders also retain the right to earn up to $3 million in additional cash consideration over the two year period following the effective date of the acquisition if specific revenue targets of the Ebix’s Health Benefits division are achieved. The Company financed this acquisition using a combination of available cash reserves and the proceeds from the issuance of convertible debt. The Form 8-K/A filed on October 17, 2008 includes unaudited pro forma condensed and combined financial statements which were prepared to give the effect to the acquisition of Acclamation by Ebix. Accordingly the pro forma combined balance sheet was prepared assuming the acquisition of Acclamation occurred on June 30, 2008. The unaudited pro forma combined statements of income were prepared assuming the acquisition of Acclamation occurred on January 1, 2007.

Effective January 1, 2008 we completed the acquisition of Telstra eBusiness Services Pty Limited (“Telstra”), an insurance exchange located in Melbourne, Australia. The purchase price was $43.8 million and was financed with a combination of available cash reserves, proceeds from the issuance of convertible debt, proceeds from the sales of unregistered shares of our common stock, and funding from our revolving line of credit. Our consolidated financial statements for 2008 include the results of operations for Telstra from January 1, 2008.
On November 1, 2007, we completed the acquisition of Jenquest, Inc. (“Jenquest” or “IDS”), a provider of insurance certificate tracking services located in Hemet, California. The purchase price was $11.25 million and was primarily financed from internal sources using our own cash reserves. Our consolidated financial statements for 2007 include the results of operations for IDS from November 1, 2007.

Effective May 2006, we completed the acquisition of Infinity Systems Consulting, Inc. (“Infinity”) for an up-front payment of $2.9 million in cash and future potential payments not exceeding $4.5 million if certain revenue targets of the Infinity division were met. Effective October 2006, we acquired Finetre Corporation (“Finetre”) for a cash payment of $13.0 million and future potential payments not exceeding $3.0 million if certain future revenue and operating income targets of the Finetre division were met. The acquisitions of Infinity and Finetre were financed using a combination of borrowings off of the Company’s revolving line of credit and available cash reserves. Our consolidated financial statements for 2006 include the results of operations for Infinity and Finetre from the effective date of the acquisitions. For 2007, our reported results include the full twelve months of the results of operations for these acquisitions completed during 2006.

Our principal executive offices are located at 5 Concourse Parkway, Suite 3200, Atlanta, Georgia 30328 and our telephone number is (678) 281-2020. We have domestic operations in Walnut Creek and Hemet, California; Pittsburgh, Pennsylvania; Park City, Utah; Herndon, Virginia; Dallas, Texas; and Portland, Michigan. We have foreign operations in Australia, New Zealand, Singapore, United Kingdom and India. In these offices, we employ insurance and technology professionals who provide products, services, support and consultancy to approximately more than 3,000 customers on six continents. Our focus on quality has enabled our development unit in India to be awarded Level 5 status of the Carnegie Mellon Software Engineering Institute’s Capability Maturity Model Integrated (CMMI). We have also earned ISO 9001:2000 certification for both our development and our call center units in India. International revenues account for approximately 41% of the Company’s total operating revenue as of June 30, 2008.

Industry Overview

The insurance industry has undergone significant consolidation over the past several years driven by the need for, and benefits from, economies of scale and scope in providing insurance in a competitive environment. The insurance markets have also seen a steady increase in the desire to reduce paper-based processes and improve efficiency both at the back-end side and also at the consumer-end side. Such consolidation has involved both insurance carriers and insurance brokers and is directly impacting the manner in which insurance products are distributed. Management believes the insurance industry will continue to experience significant change and increased efficiencies through online exchanges and reduced paper based processes which are increasingly a norm across the world insurance markets. Changes in the insurance industry are likely to continue create new opportunities for the Company.

Products and Service Strategy

Our product and service strategy focuses on the following four areas: (1) worldwide sale, customization, development, implementation and support of our insurance carrier system platforms “Infinity Systems” and “Business Reinsurance and Insurance Company System (“BRICS”)”; (2) worldwide sales and support of broker/agency management systems including EbixASP, eGlobal and Winbeat (3) expansion of connectivity between consumers, agents, carriers, and third party providers through our exchange family of products in the life, annuity and property & casualty sectors worldwide namely the EbixExchange family of products — WinFlex VitalSuite, AnnuityNet, LifeSpeed; and, (4) business process outsourcing services, which include certificate tracking, call center and back office support.

Our revenue is derived primarily from the services part of our business that includes ASP services, transaction based exchanges, transaction based BPO services, professional and support services to the insurance companies, distributors, brokers and large corporate clients.

Issuance of Convertible Promissory Notes

On December 18, 2007, we entered into a secured convertible note purchase agreement with Whitebox VSC, Ltd. (“Whitebox”), an “accredited investor” within the meaning of Rule 501 of Regulation D. Pursuant to that agreement, in exchange for $20.0 million, we issued a secured convertible promissory note with an interest rate of 2.5% per annum and a maturity date of December 18, 2009, convertible into our common stock at $21.28 per share.

On July 11, 2008, we entered into a second secured convertible note purchase agreement with Whitebox. Pursuant to that agreement, in exchange for $15.0 million, we issued a secured convertible promissory note with an interest rate of 2.5% per annum and a maturity date of July 11, 2010, convertible into our common stock at $28.00.

In this prospectus, the “Company”, “Ebix”, “we”; “us” and “our” refer to Ebix, Inc. and its subsidiaries. Our website is www.ebix.com. Information contained on our website is for informational purposes and is not incorporated by reference into this registration statement, and you should not consider information contained on our website as part of this registration statement.

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below, along with all of the other information included or incorporated by reference in this prospectus, including our financial statements and the related notes, before you decide whether to buy shares of our common stock. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties of which we are currently unaware which we believe are not material also could materially adversely affect our business, financial condition, results of operations or cash flows. In any case, the value of our common stock could decline, and you could lose all or a portion of your investment. See also, “A Note About Forward-Looking Statements.”

Risks Related To Our Business and Industry

Because the support revenue that we have traditionally relied upon has been steadily declining, it is important that new sources of revenue continue to be developed.

We made a strategic decision approximately six years ago to eliminate our reliance on legacy products and related support services and instead focus on more current technology and services. As a result, our revenue from the support services we offer in connection with our legacy software products has been decreasing over the course of the past few years. This downward trend in our support revenue makes us dependent upon our other sources of revenue.

Adverse conditions in the insurance industry economics could adversely affect our revenues.

We are dependent on the insurance industry, which may be adversely affected by economic, environmental and world political conditions, particularly recent conditions which have forced many companies in the insurance industry to search for capital outside of typical financing arenas.

We may not be able to secure additional financing to support capital requirements when needed.

We may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid market penetration, to develop new or enhanced services, to respond to competitive pressures, to make acquisitions or for other purposes. Any required additional financing may not be available on terms favorable to us, or at all, particularly in light of current conditions in the credit markets. If adequate funds are not available on acceptable terms, we may be unable to meet our strategic business objectives or compete effectively, and the future growth of our business could be adversely impacted. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership and economic interests, and the newly issued securities may have rights superior to those of our common stock. If additional funds are raised by our issuing debt, we may be subject to significant market risks related to interest rates, and operating risks regarding limitations on our activities.

Our recent acquisitions of Jenquest Inc., Telstra eBusiness Services and Acclamation Systems, Inc. as well as any future acquisitions that we may undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely impact our operating results.

The acquisitions of Jenquest Inc., Telstra eBusiness Services and Acclamation Systems, Inc. and other potential future acquisitions, subject the Company to a variety of risks, including risks associated with an inability to efficiently integrate acquired operations, prohibitively higher incremental cost of operations, outdated or incompatible technologies, labor difficulties, or an inability to realize anticipated synergies, whether within anticipated timeframes or at all; one or more of which risks, if realized, could have an adverse impact on our operations.

We may not be able to develop new products or services necessary to effectively respond to rapid technological changes. Disruptions in our business-critical systems and operations could interfere with our ability to deliver products and services to our customers.

To be successful, we must adapt to rapidly changing technological and market needs, by continually enhancing and introducing new products and services to address our customers’ changing demands.

The marketplace in which we operate is characterized by:

•	rapidly changing technology;

•	evolving industry standards;

•	frequent new product and service introductions;

•	shifting distribution channels; and

•	changing customer demands.

Our future success will depend on our ability to adapt to this rapidly evolving marketplace. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting our market, and we may be unable to effectively adapt to these changes.

The markets for our products are highly competitive and are likely to become more competitive, and our competitors may be able to respond more quickly to new or emerging technology and changes in customer requirements.

We operate in highly competitive markets. In particular, the online insurance distribution market, like the broader electronic commerce market, is rapidly evolving and highly competitive. Our insurance software business also experiences competition from certain large hardware suppliers that sell systems and system components to independent agencies, and from small independent developers and suppliers of software, who sometimes work in concert with hardware vendors to supply systems to independent agencies. Pricing strategies and new product introductions and other pressures from existing or emerging competitors could result in a loss of customers or a rate of increase or decrease in prices for our services different than past experience. Our internet business may also face indirect competition from insurance carriers that have subsidiaries which perform in-house agency and brokerage functions.

Some of our current competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we do. In addition, we believe we will face increasing competition as the online financial services industry develops and evolves. Our current and future competitors may be able to:

•	undertake more extensive marketing campaigns for their brands and services;

•	devote more resources to website and systems development;

•	adopt more aggressive pricing policies; and

•	make more attractive offers to potential employees, online companies and third-party service providers.

If we are unable to protect our intellectual property, our reputation and competitiveness in the marketplace may be materially damaged.

We regard our intellectual property in general, and our software in particular, as critical to our success. It may be possible for third parties to copy aspects of our products or, without authorization, to obtain and use information that we regard as trade secrets. Existing copyright law affords only limited practical protection, and our software is unpatented.

If we infringe on the proprietary rights of others, our business operations may be disrupted, and any related litigation could be time consuming and costly.

Third parties may claim that we have violated their intellectual property rights. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of key personnel. To the extent that we violate a patent or other intellectual property right of a third party, we may be prevented from operating our business as planned, and we may be required to pay damages, to obtain a license, if available, to use the right or to use a non-infringing method, if possible, to accomplish our objectives. The cost of such activity could have a material adverse effect on our business.

We depend on the continued services of our senior management and our ability to attract and retain other key personnel.

Our future success is substantially dependent on the continued services and continuing contributions of our senior management and other key personnel particularly Robin Raina, our president and chief executive officer. Since becoming Chief Executive Officer of the Company in 1999, his strategic direction for the Company and implementation of such direction has proven instrumental in our growth. The loss of the services of any of our executive officers or other key employees could harm our business. We have no long-term employment agreements with any of our key personnel, nor do we maintain key man life insurance policies on any of our key employees.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees. If we are not able to attract and retain key skilled personnel, our business will be harmed. Competition for personnel in our industry is intense.

Our international operations are subject to a number of risks that could affect our revenues, operating results, and growth.

We market our products and services internationally and plan to continue to expand our internet services to locations outside of the United States. Approximately 41% of our revenues for the six months ended June 30, 2008 were generated through foreign subsidiaries. We currently conduct operations in Australia, New Zealand, and Singapore, and have product development activities and call center services in India. Our international operations are subject to other inherent risks which could have a material adverse effect on our business, including:

•	the impact of recessions in foreign economies on the level of consumers’ insurance shopping and purchasing behavior;

•	greater difficulty in collecting accounts receivable;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	seasonal reductions in business activity;

•	burdensome regulatory requirements;

•	trade and financing barriers, and differing business practices;

•	significant fluctuations in exchange rates;

•	potentially adverse tax consequences; and

•	political and economic instability.

Furthermore, our entry into additional international markets requires significant management attention and financial resources, which could divert management’s attention from existing business operations.

Our financial position and operating results may be adversely affected by the weakening U.S. Dollar and fluctuations in currency exchange rates.

We will be exposed to currency exchange risk with respect to the U.S. dollar in relation to the foreign currencies in the countries because a significant portion of our operating expenses are incurred in foreign countries. This exposure may increase if we expand our operations in overseas. To date we have not entered into any hedging arrangements to protect our business against currency fluctuations. However, management continues to evaluate and consider the effectiveness of various hedging strategies. We will monitor changes in our exposure to exchange rate risk that result from changes in our business situation. If we do not enter into effective hedging arrangements in the future, our results of operations and financial condition could be materially and adversely affected by fluctuations in foreign currency exchange rates.

Risks Relating to Regulation and Litigation

Federal Trade Commission laws and regulations that govern the insurance industry could expose us or the agents, brokers and carriers with whom we participate in our online marketplace to legal penalties.

We perform functions for licensed insurance agents, brokers and carriers and need to comply with complex regulations that vary from state to state and nation to nation. These regulations can be difficult to comply with, and can be ambiguous and open to interpretation. If we fail to properly interpret or comply with these regulations, we, the insurance agents, brokers or carriers doing business with us, our officers, or agents with whom we contract could be subject to various sanctions, including censure, fines, cease-and-desist orders, loss of license or other penalties. This risk, as well as other laws and regulations affecting our business and changes in the regulatory climate or the enforcement or interpretation of existing law, could expose us to additional costs, including indemnification of participating insurance agents, brokers or carriers, and could require changes to our business or otherwise harm our business. Furthermore, because the application of online commerce to the consumer insurance market is relatively new, the impact of current or future regulations on our business is difficult to anticipate. To the extent that there are changes in regulations regarding the manner in which insurance is sold, our business could be adversely affected.

Risks Related to Our Conduct of Business on the Internet

Any disruption of our internet connections could affect the success of our internet-based products.

Any system failure, including network, software or hardware failure, that causes an interruption in our network or a decrease in the responsiveness of our website could result in reduced user traffic and reduced revenue. Continued growth in internet usage could cause a decrease in the quality of internet connection service. Websites have experienced service interruptions as a result of outages and other delays occurring throughout the internet network infrastructure. In addition, there have been several incidents in which individuals have intentionally caused service disruptions of major e-commerce websites. If these outages, delays or service disruptions frequently occur in the future, usage of our website could grow more slowly than anticipated or decline, and we may lose revenues and customers.

If the internet data center operations that host any of our websites were to experience a system failure, the performance of our website would be harmed. These systems are also vulnerable to damage from fire, floods, earthquakes, acts of terrorism, power loss, telecommunications failures, break-ins and similar events. The controls implemented by our third-party service providers may not prevent or timely detect such system failures. Our property and business interruption insurance coverage may not be adequate to fully compensate us for losses that may occur. In addition, our users depend on internet service providers, online service providers and other website operators for access to our website. Each of these providers has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

Concerns regarding security of transactions or the transmission of confidential information over the Internet or security problems we experience may prevent us from expanding our business or subject us to legal exposure.

If we do not maintain sufficient security features in our online product and service offerings, our products and services may not gain market acceptance, and we could also be exposed to legal liability. Despite the measures that we have or may take, our infrastructure will be potentially vulnerable to physical or electronic break-ins, computer viruses or similar problems. If a person circumvents our security measures, that person could misappropriate proprietary information or disrupt or damage our operations. Security breaches that result in access to confidential information could damage our reputation and subject us to a risk of loss or liability. We may be required to make significant expenditures to protect against or remediate security breaches. Additionally, if we are unable to adequately address our customers’ concerns about security, we may have difficulty selling our products and services.

Uncertainty in the marketplace regarding the use of internet users’ personal information, or legislation limiting such use, could reduce demand for our services and result in increased expenses.

Concern among consumers and legislators regarding the use of personal information gathered from internet users could create uncertainty in the marketplace. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business.

Legislation has been proposed that would limit the uses of personal identification information of internet users gathered online or require online services to establish privacy policies. Many state insurance codes limit the collection and use of personal information by insurance agencies, brokers and carriers or insurance service organizations. Moreover, the Federal Trade Commission has settled a proceeding against one online service that agreed in the settlement to limit the manner in which personal information could be collected from users and provided to third parties.

Future government regulation of the internet could place financial burdens on our businesses.

Because of the internet’s popularity and increasing use, new laws and regulations directed specifically at e-commerce may be adopted. These laws and regulations may cover issues such as the collection and use of data from website visitors and related privacy issues; pricing; taxation; telecommunications over the internet; content; copyrights; distribution; and domain name piracy. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of revenue from our Internet operations and place additional financial burdens on our business.

Risks Related To Our Common Stock

The price of our common stock may be extremely volatile.

In some future periods, our results of operations may be below the expectations of public market investors, which could negatively affect the market price of our common stock. Furthermore, the stock market in general has experienced extreme price and volume fluctuations in recent months. We believe that, in the future, the market price of our common stock could fluctuate widely due to variations in our performance and operating results or because of any of the following factors:

•	announcements of new services, products, technological innovations, acquisitions or strategic relationships by us or our competitors;

•	trends or conditions in the insurance, software, business process outsourcing and internet markets;

•	changes in market valuations of our competitors; and

•	general political, economic and market conditions.

In addition, the market prices of securities of technology companies, including our own, have been volatile and have experienced fluctuations that have often been unrelated or disproportionate to a specific company’s operating performance. As a result, investors may not be able to sell shares of our common stock at or above the price at which an investor purchase paid. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If any securities litigation is initiated against us, we could incur substantial costs and our management’s attention could be diverted from our business.

Quarterly and annual operating results may fluctuate, which could cause our stock price to be volatile.

Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular period. You should not rely on our results of operations during any particular period as an indication of our results for any other period. Factors that may adversely affect our periodic results may include the loss of a significant insurance agent, carrier or broker relationship or the merger of any of our participating insurance carriers with one another.

Our operating expenses are based in part on our expectations of our future revenues and are partially fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

The significant concentration of ownership of our common stock will limit an investor’s ability to influence corporate actions.

The concentration of ownership of our common stock may limit an investor’s ability to influence our corporate actions and have the effect of delaying or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. As of October 31, 2008 Luxor Capital Group, LP beneficially owned 1,416,000 shares representing 14.9% of our common stock and, together with our executive officers, directors, and owners of at least 5% of our outstanding common stock, owned approximately

58.7% of our outstanding common stock. As a result, those stockholders, if they act together, are able to substantially influence all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions and amendments to our articles of incorporation. These stockholders may use their ownership position to approve or take actions that are adverse to interests of other investors or prevent the taking of actions that are inconsistent with their respective interests.

Provisions in our articles of incorporation, bylaws, and Delaware law may make it difficult for a third party to acquire us, even in situations that may be viewed as desirable by our shareholders.

Our certificate of incorporation and bylaws, and provisions of Delaware law may delay, prevent or otherwise make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, those provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	The transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	Upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	On or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

The provisions could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

THREE FOR ONE STOCK SPLIT

We conducted a three-for-one stock split on of our common stock on October 9, 2008. All holders of shares of common stock on September 29, 2008 received two additional shares for each share held on that date. Each holder’s percentage of ownership of Company common stock and his, her or its proportional voting power remained unchanged after this stock split. All references to numbers of shares of common stock as well as the sales prices of our common stock in this prospectus reflect the effect of this three-for-one split.

The information in the following tables contains selected financial data from the Company’s 2007 Annual Report on Form 10-K, which is incorporated herein by reference, for the years ending December 31, 2007, 2006, 2005, 2004, and 2003 and have been adjusted to reflect the retroactive effect of the stock split.

	Year Ended December 31,
Annual Financial Information	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)

Net income per common share:
Basic	$1.36	$0.72	$0.52	$0.27	$0.24
Diluted	$1.20	$0.63	$0.46	$0.24	$0.23
Shares used in computing per share data:
Basic	9,306	8,304	8,367	8,352	6,882
Diluted	10,536	9,411	9,363	9,312	7,047
Common stock:
Issued	10,219	8,572	8,222	8,733	8,733
Outstanding	10,192	8,545	8,222	6,950	6,950

	Interim Quarterly Periods
Quarterly Financial Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Unaudited)

Year Ended December 31, 2008
Net Income per common share:
Basic	$0.55	$0.65
Diluted	$0.47	$0.54
Year Ended December 31, 2007
Net income per common share:
Basic	$0.23	$0.28	$0.38	$0.45
Diluted	$0.20	$0.25	$0.33	$0.40
Year Ended December 31, 2006
Net income per common share:
Basic	$0.14	$0.18	$0.20	$0.20
Diluted	$0.12	$0.16	$0.18	$0.18

MARKET PRICE OF COMMON STOCK

Our common stock, par value $0.10 per share, is currently listed on the NASDAQ Global Market under the stock symbol “EBIX”. At the close of business on October 31, 2008, there were approximately 9,981,005 shares of our common stock outstanding held by approximately 1,900 holders of record. The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock as reported on the NASDAQ Global Market. All of the sales prices of our common stock reflect our three-for-one stock split effective October 9, 2008.

Year Ending December 31, 2008	High	Low

First quarter	$26.40	$20.67
Second quarter	31.60	25.08
Third quarter	38.36	25.72
Fourth quarter (through October 31, 2008)	30.60	18.00

Year Ended December 31, 2007	High	Low

First quarter	$9.67	$8.17
Second quarter	14.00	9.69
Third quarter	17.63	12.55
Fourth quarter	24.40	15.62

Year Ended December 31, 2006	High	Low

First quarter	$6.90	$6.13
Second quarter	7.17	5.51
Third quarter	6.83	4.97
Fourth quarter	9.64	6.70

On October 31, 2008, the last reported sales price of our common stock on the NASDAQ Global Market was $25.43.

DIVIDENDS

The Company has not paid any cash dividends on its common stock to date. The Company currently anticipates that it will retain any future earnings for the expansion and operation of its business. Accordingly, the Company does not anticipate paying cash dividends on its common stock in the foreseeable future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of these shares. The selling stockholders are offering all of the shares of our common stock covered by this prospectus

SELLING STOCKHOLDERS

The shares of common stock beneficially owned by each of the selling stockholders are being registered to permit public secondary trading of these securities, and the selling stockholders may offer these shares for resale from time to time as described in the “Plan of Distribution.” We agreed to register the common stock acquired or to be acquired by the selling stockholders pursuant to the share and secured convertible note purchase agreements for resale under the Securities Act of 1933.

On December 13, 2007, we entered into two share purchase agreements pursuant to which The Lebowitz Family Trust and Daniel M. Gottlieb, both “accredited investors” within the meaning of Rule 501 of Regulation D, acquired 115,386 shares and 115,383 shares, respectively, of our unregistered common stock at $19.50 per share, for an aggregate offering price of $4.5 million.

On December 18, 2007, we entered into a secured convertible note purchase agreement with Whitebox VSC, Ltd. (“Whitebox”), an “accredited investor” within the meaning of Rule 501 of Regulation D. Pursuant to that agreement, in exchange for $20.0 million, we issued a secured convertible promissory note with an interest rate of 2.5% per annum and a maturity date of December 18, 2009, in the original principal amount of $20.0 million, convertible into our common stock at $21.28 per share, subject to certain adjustments as set forth in the note. In accordance with these terms this note would be convertible into 939,849 shares of the Company’s common stock. The maturity date of the note may be extended by Whitebox until December 18, 2011, if the trading price of our common stock does not exceed $25.00 per share for any 30 consecutive trading days prior to the maturity date. Whitebox has converted and sold 281,953 shares pursuant to the exemption from registration under Rule 144.

On December 20, 2007, we entered into a share purchase agreement pursuant to which The Morris M. Ostin 2006 Annuity Trust, an “accredited investor” within the meaning of Rule 501 of Regulation D, acquired 60,000 shares of our unregistered common stock at $19.50 per share, for an aggregate offering price of $1.17 million.

On April 2, 2008, we entered into a share purchase agreement pursuant to which Rennes Foundation, an “accredited investor” within the meaning of Rule 501 of Regulation D, acquired 120,000 shares of our unregistered common stock at $25.23 per share, for an aggregate offering price of approximately $3.0 million. Rolf Herter, a director of the Company, is a director of Rennes Foundation.

On April 7, 2008, we entered into a share purchase agreement pursuant to which Ashford Capital Management, Inc., a registered investment advisor, acquired 330,000 shares of our unregistered common stock at $24.29 per share, for an aggregate offering price of approximately $8.0 million. The purchase was for the account of several “accredited investors.” The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to accredited investors who acquired the shares for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC a registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

On April 18, 2008, we entered into a share purchase agreement pursuant to which Fisher Funds Management, an “accredited investor” within the meaning of Rule 501 of Regulation D, acquired 60,000 shares of our unregistered common stock at $24.58 per share, for an aggregate offering price of approximately $1.5 million.

On July 11, 2008, we entered into a second secured convertible note purchase agreement with Whitebox. Pursuant to that agreement, in exchange for $15.0 million, we issued a secured convertible promissory note with an interest rate of 2.5% per annum and a maturity date of July 11, 2010, in the original principal amount of

$15.0 million, convertible into our common stock at $28.00 per share, subject to certain adjustments as set forth in the note. In accordance with these terms this note would be convertible into 535,714 shares of the Company’s common stock. The maturity date of the note may be extended by Whitebox until July 11, 2012, if the trading price of our common stock does not exceed $32.90 per share for any 30 consecutive trading days prior to the maturity date.

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each selling stockholder as of October 29, 2008 and the number of shares that may be offered pursuant to this prospectus. Except as identified in the footnotes to the table, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates. The table has been prepared based upon information furnished to us by or on behalf of the selling stockholders.

The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. We cannot provide you with any estimate of the number of shares of common stock that any of the selling stockholders will hold in the future.

For purposes of this table, beneficial ownership is determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934, and includes voting power and investment power with respect to such shares. In calculating the percentage ownership or percent of equity vote for a given individual or group, the number of shares of common stock outstanding for that individual or group includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.

As explained below under “Plan of Distribution,” we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

				Number
				of Shares
	Number		Shares	of Common Stock	Percent
	of Shares	Percent	Available	to be Owned	of Common Stock
	of Common Stock	of Common Stock	for Sale	After	to be Owned
	Owned Before	Owned Before	Under This	the Termination	After Completion
Name of Selling Stockholder	the Offering	the Offering	Prospectus	of the Offering	of the Offering

The Morris M. Ostin 2006 Annuity Trust(1)	87,000	*	60,000	(2)	(2)
The Lebowitz Family Trust(3)	115,386	1.2%	115,386	(2)	(2)
Daniel M. Gottlieb	115,383	1.2%	115,383	(2)	(2)
Ashford Capital Partners, L.P.(4)	148,500	1.5%	73,500	(2)	(2)
Anvil Investment Assoc., L.P.(4)	36,000	*	36,000	(2)	(2)
Mertz & Moyer(4)	3,000	*	3,000	(2)	(2)
Hank & Co.(4)	63,000	*	48,000	(2)	(2)
Bost & Co.(4)	36,000	*	10,500	(2)	(2)
Booth & Co.(4)	102,900	1.0%	84,000	(2)	(2)
Linerbrook & Co.(4)	42,000	*	42,000	(2)	(2)
Nausetlevel + Co.(4)	22,500	*	22,500	(2)	(2)
Whitebox VSC, Ltd.(5)	1,193,610	12.2%	1,193,610	(2)	(2)
Rennes Foundation(6)	1,055,931	10.8%	120,000	(2)	(2)
Fisher Funds Management(7)	107,532	1.1%	60,000	(2)	(2)

*	Less than one percent.

(1)	Morris M. Ostin, Trustee has sole voting and dispositive power over these shares.

(2)	Because (a) the selling stockholders may offer all or some of the shares of our common stock that they hold in the offering contemplated by this prospectus, (b) the offering of shares of our common stock is not being underwritten on a firm commitment basis, and (c) the selling stockholders could purchase additional shares of our common stock from time to time, no estimate can be given as to the number of shares or percent of our common stock that will be held by the selling stockholders upon termination of the offering.

(3)	Steven D. Lebowitz and Deborah Lebowitz share voting and dispositive power over these shares.

(4)	Ashford Capital Management, Inc. has discretion with respect to the purchase, sale, and voting of these shares, as well as 8,700 other shares held for the account of others. Theodore H. Ashford and Theodore H. Ashford III share voting and dispositive power over these shares. These shares may only be offered hereunder after June 7, 2008. The address of Ashford Capital Management, Inc. is 1 Walker Mill Road, Wilmington, Delaware 19807.

(5)	The address of Whitebox VSC Ltd. is Suite 300, 3033 Excelsior Boulevard, Minneapolis, Minnesota 55416. The share amount represents the number of shares which the holder may acquire upon conversion of its secured convertible promissory note. Pursuant to the terms of the Note, the holder may not acquire more than 9.99% of the Company’s outstanding shares at any time unless it gives 61 days’ prior notice to the Company. Andrew Redleaf has sole voting and dispositive power over the shares held by Whitebox.

(6)	The address of the Rennes Foundation is Aeulestrasse 38, FL 9490 Vaduz, Principality of Liechtenstein. Jurg Keller, Christof Ebersberg and Rolf Herter share voting and dispositive power over these shares. Rolf Herter, a director of the Company, is a director of Rennes Foundation.

(7)	The address of The Fisher Funds Management is Level 2, 95 Hurstmere Road, PO Box 33-549 Takapuna, Auckland 1332, New Zealand. Carmel Fisher, Ken Applegate, Scott Brown, and Francis Jasper share voting and dispositive power over these shares. These shares are owned on behalf of: The Fisher Funds Growth KiwiSaver Scheme, The Fisher Funds Premium International Fund, The Fisher Funds International Growth Fund, and the Marlin Global Limited.

If any selling stockholder notifies us that a material arrangement has been entered into with a broker- dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required by Rule 424 under the Securities Act, setting forth:

•	the name of each of the selling stockholder and the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other fact material to the transaction.

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees, and successors-in-interest (including distributees) may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which such shares are traded or in private transactions. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any selling stockholder has entered into any arrangements with any underwriters or broker-dealers regarding the sale of its shares of our common stock.

The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker-dealer solicits purchasers;

•	in transactions involving cross or block trades or otherwise on any national securities exchange or quotation system, such as the NASDAQ Global Market, on which our common stock may be listed or quoted;

•	in an over-the-counter or exchange distribution in accordance with the rules of the applicable exchange;

•	in transactions in which brokers, dealers, or underwriters purchase the shares as principals and resell the shares for their own accounts pursuant to this prospectus;

•	in transactions “at the market” to or through market makers in our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	in a transaction where the broker-dealer agrees with the selling stockholder to sell a portion of the shares at a stipulated price;

•	through transactions in options, swaps, or other derivatives that may or may not be listed on an exchange;

•	in privately negotiated transactions (including hedging transactions);

•	in transactions to cover short sales;

•	in a combination of any of the foregoing transactions; and

•	any other method pursuant to applicable laws

In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rule 144 under the Securities Act rather than under this prospectus.

From time to time, the selling stockholders may pledge or grant a security interest in some or all of the shares they own. If the selling stockholders default in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. If the selling stockholders donate or otherwise transfer their shares, the number of shares they beneficially own will decrease as and when they take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, or other successors in interest will be selling stockholders for purposes of this prospectus.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling stockholders may use brokers, dealers, underwriters, or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts, or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. In addition, the broker-dealers’ or their affiliates’ commissions, discounts, or concessions may qualify as underwriters’ compensation under the Securities Act. Neither we, nor the selling stockholders, can presently estimate the amount of that compensation. We will make copies of this prospectus and any supplements or amendments hereto available to the selling stockholders or any of their agents or broker-dealers for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended and referred to in this prospectus as the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of, or during, that distribution. All of the above may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

Certain of the selling stockholders will bear a portion of the expenses of this offering. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees or stock transfer taxes. We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act and the Exchange Act. The selling stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act and the Exchange Act.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our Certificate of Incorporation, which has been previously filed with the SEC and is incorporated herein by reference. This summary is not intended to give full effect to provisions of statutory common law. We urge you to review the following documents because they, and not this summary, define your rights as a holder of shares of common stock or preferred stock:

•	The Delaware General Corporation Law, as it may be amended from time to time;

•	Our certificate of incorporation, as it has been amended to date and as it may be amended or restated from time to time; and

•	Our by-laws, as they may be amended or restated from time to time.

General

We have 20,000,000 shares of authorized common stock, $0.10 par value and 500,000 shares of authorized preferred stock, $0.10 par value. As of October 31, 2008, there were 9,981,005 shares of common stock outstanding held of record by approximately 1,900 holders and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all of the directors standing for election. Subject to preferences that may be applicable to shares of preferred stock then outstanding, if any, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. Our common stock has no preemptive or conversion rights or other subscription rights, nor are there any redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid. Our certificate of incorporation and by-laws provide further information about our capital stock.

Preferred Stock

We may issue preferred stock in one or more series, as described below. The following briefly summarizes the provisions of our certificate of incorporation, as amended to date, that would be important to holders of our preferred stock. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our certificate of incorporation, as amended to date.

Our board of directors is authorized to issue up to 500,000 shares of preferred stock in one or more series. Our board of directors has the discretion to determine the number of shares of preferred stock to be included in each series as well as to determine the dividend, voting, conversion, redemption, liquidation and other rights, preferences and limitations of our preferred stock. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may designate and issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible financing activities, acquisitions, or other corporate actions, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a shares of our outstanding voting stock. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services, 200 West Monroe Street, Suite 1590, Chicago, Illinois 60606.

Delaware anti-takeover law and charter and bylaw provisions

Provisions of Delaware law and our by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, those provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	The transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	Upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Registration Rights

Under the terms of the share and secured convertible note purchase agreements described above, we agreed to file a registration statement registering the shares purchased by the investors. We also agreed to use our reasonable best efforts to cause the SEC to notify us of the SEC’s willingness to declare such registration statement effective on or before 120 days after the closing of each private placement, and to cause the shares to be duly listed for trading on the NASDAQ Global Market concurrently with the effectiveness of such registration statement. In addition, we agreed to take such action as may be necessary to keep the registration statement effective until the earlier of (1) the date on which the shares may be resold without registration and without regard to any volume limitations of Rule 144(k) of the Securities Act or any other rule of similar effect, (2) all of the shares have been sold pursuant to the registration statement or Rule 144 of the Securities Act or any other rule of similar effect, or (3) the second anniversary of the closing date of the private placement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains such information regarding issuers that file electronically, such as Ebix. The public may inspect our filings over the Internet at the SEC’s home page at www.sec.gov. The public may also read and copy any document we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by the public by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form S-1/A with the SEC under the Securities Act of 1933 covering the common stock offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Some information has been omitted in accordance with the rules and regulations of the SEC. For further information, please refer to the registration statement and the exhibits and schedules filed with it. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents for a more complete understanding of the document or the matter involved. We have included copies of these documents as exhibits to the registration statement and each statement in this prospectus regarding any such document is qualified in its entirety by reference to the actual document. A copy of the full registration statement may be obtained from the SEC as indicated above or from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we have filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents we file separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. The following documents previously filed with the SEC by Ebix (File No. 000-15946) are hereby incorporated by reference in this prospectus and made a part hereof:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 31, 2008;

•	Our quarterly reports on Form 10-Q for the three months ended March 31, 2008 and June 30, 2008, as filed with the SEC on May 6, 2008 and August 11, 2008 respectively;

•	Our current reports on Form 8-K filed with the SEC on January 2, January 18, February 7, March 10, March 27, April 14, April 17, and May 6, 2008 , July 1, 2008, July 16, 2008, August 5, 2008, September 24, 2008, October 3, 2008, October 9, 2008, October 14, 2008, October 29, 2008 and October 31, 2008 as well as the Form 8-K/As filed with the SEC on January 15, 2008, March 19, 2008, and October 17, 2008; and

•	Our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders filed with the SEC on September 3, 2008.

You may request a copy of any or all of these documents, at no cost, upon written or oral request made to us at our principal executive offices at the following address, phone number and email address:

Ebix, Inc.
Attn: Investor Relations
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328
(678) 281-2028
Email: rkerris@ebix.com

All of the documents that have been incorporated by reference in this prospectus may be accessed via the Internet at www.ebix.com.

LEGAL MATTERS

The validity of the shares of our common stock that are covered by this prospectus has been passed upon for us by Carlton Fields, P.A., Atlanta, Georgia.

EXPERTS

The financial statements and schedules as of and for the year ending December 31, 2007, which are incorporated by reference in this Prospectus have been audited by Habif, Arogeti & Wynne, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements and schedules as of and for the years ending December 31, 2006 and 2005, which are incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the Registration Statement. All amounts except for the Securities and Exchange Commission registration fee are estimates. The Company will bear the majority of these costs, except that certain selling stockholders will bear a portion.

Securities and Exchange Commission registration fee	$1,934
Legal fees and expenses	$46,000
Accounting fees and expenses	$36,000
Miscellaneous expenses	$1,000

Total expenses	$84,934

ITEM 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law grants the Registrant the power to limit the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of a fiduciary duty.

Article XI of the Registrant’s certificate of incorporation, as amended, provides for the limitation of personal liability of the directors of the Registrant as follows:

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this sentence shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. This Article XI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article XI becomes effective.

Section 145 of the Delaware General Corporation Law grants to the Registrant the power to indemnify its directors, officers, employees and agents against liability arising out of their respective capacities as directors, officers, employees or agents. Article VII of the Registrant’s Bylaws provides that the Registrant shall indemnify any person who is serving as a director, officer, employee or agent of the Registrant or of another entity at the request of the Registrant against judgments, fines, settlements and other expenses incurred in such capacity if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. In the event of an action or suit by or in the right of the Registrant, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The above discussion is qualified in its entirety by reference to the detailed provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law and the Registrant’s Certificate of Incorporation, as amended, and Bylaws. For additional information we refer you to the full text of our Certificate of Incorporation, as amended, which is filed as Exhibit 3.1 hereto as well as and our Bylaws filed as Exhibit 3.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001 and incorporated in this filing by reference thereto.

ITEM 15.	Recent Sales of Unregistered Securities.

Within the past three years, we have had eight unregistered offerings.

On June 1, 2007, the Company entered into a share purchase agreement to sell 1,200,000 shares of unregistered common stock at $11.08 per share to Luxor Capital Partners, LP, a Delaware limited partnership, and Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company. The purchase price represented a premium to the 30-day average closing price of Ebix common stock on the date of the sale. Under the terms of the share purchase agreement, Luxor Capital Partners LP acquired 490,800 shares of the Company’s common stock in exchange for $5.4 million in cash and Luxor Capital Partners Offshore, Ltd. acquired 709,200 shares of the Company’s common stock in exchange for $7.9 million in cash, for an aggregate offering price of $13.3 million. As a result, at June 4, 2007, Luxor Capital Partners, LP owned approximately 5% of the Company’s outstanding common stock and Luxor Capital Partners Offshore, Ltd. owned approximately 7% of the Company’s outstanding common stock. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to two accredited investors who acquired the shares for investment purposes. Pursuant to the share purchase agreement, Ebix was obligated to file with the SEC a registration statement, for the underlying shares of our common stock and to use our reasonable best efforts to cause the SEC to declare the registration statement effective, and take such action that is necessary to keep the registration statement effective. During the third quarter of 2007, the purchaser requested an additional 300,000 purchased shares be included in this filing. The respective Form S-1 registration statement was declared effective by the Securities and Exchange Commission on December 10, 2007.

On December 13, 2007 the Company entered into share purchase agreements to sell 115,386 shares and 115,363 shares of our unregistered common stock at $19.50 per share and for an aggregate offering price of $4.5 million to The Lebowitz Family Trust and Daniel M. Gottlieb, respectively, both “accredited investors” within the meaning of Rule 501 of Regulation D. The purchase price represented a premium to the 30-day average closing price of our common stock on the date of the sale. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to two accredited investors who acquired the shares for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

On December 18, 2007, we entered into a secured convertible note purchase agreement with Whitebox VSC, Ltd. (“Whitebox”), and on December 18, 2007, in exchange for $20.0 million, we issued a secured convertible promissory note (the “Note”), with a maturity date of December 18, 2009, in the original principal amount of $20.0 million, which amount is convertible into our common stock at a price of $21.28 per share, subject to certain adjustments as set forth in the Note. The maturity date of the note may be extended, by Whitebox, until December 18, 2011, if the trading price of our common stock does not exceed $25.00 per share for any 30 consecutive trading days prior to the maturity date. The Note accrues interest at the rate of 2.5% per annum, payable on an annual basis on December 18 of each year, each date of conversion (as to the principal amount being converted) and the maturity date. The Note was amended on June 25, 2008 to remove its Section 6. Section 6 of the Note granted Whitebox certain rights if the Company were to effect a change of control. Under Section 6 of the Note, in the event of a change of control of the Company, as defined in the Note, in addition to any other rights Whitebox might have had, Whitebox was granted the right to put the then-outstanding principal amount of the Note (including any accreted interest) to the Company. Upon the exercise of this put right, the Company was required to pay to Whitebox an amount in cash equal to 110% multiplied by the greater of (i) the then-outstanding principal amount of the Note (including any accreted interest) or (ii) the average price of the Company’s common stock for the 20 trading days preceding the change in control multiplied by the number of shares into which the Note was then entitled to be converted.

The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale to an accredited investor who acquired the Note for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

On December 20, 2007, the Company entered into a share purchase agreement to sell 60,000 shares of our unregistered common stock at $19.50 per share and for an aggregate offering price of $1.17 million to The Morris M. Ostin 2006 Annuity Trust, an accredited investor. The purchase price represented a premium to the 30-day average closing price of our common stock on the date of the sale. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to a single accredited investor who acquired the shares for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

The proceeds of the above cited sales of unregistered shares of our common stock and the issuance of convertible debt were used towards to financing of our acquisitions of Jenquest Inc. in November 2007 and Telstra eBusiness Services in January 2008.

On April 2, 2008, we entered into a share purchase agreement pursuant to which Rennes Foundation, an “accredited investor” within the meaning of Rule 501 of Regulation D, acquired 120,000 shares of our unregistered common stock at $25.23 per share, for an aggregate offering price of approximately $3.0 million. Mr. Rolf Herter, a director of the Rennes Foundation, is a Director of the Company. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to accredited investors who acquired the shares for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

On April 7, 2008, we entered into a share purchase agreement pursuant to which Ashford Capital Management, Inc., a registered investment advisor, acquired 330,000 shares of our unregistered common stock at $24.29 per share, for an aggregate offering price of approximately $8.0 million, for the benefit of several “accredited investors” identified in the table at “Selling Stockholders” in the prospectus which is a part of this registration statement. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to accredited investors who acquired the shares for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

On April 18, 2008, we entered into a share purchase agreement pursuant to which Fisher Funds Management, acquired 60,000 shares of our unregistered common stock at $24.58 per share, for an aggregate offering price of approximately $1.5 million, for the benefit of several “accredited investors” identified in Footnote 5 of the table at “Selling Stockholders” in the prospectus which is a part of this registration statement. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to accredited investors who acquired the shares for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

On July 11, 2008, we entered into a secured convertible note purchase agreement with Whitebox VSC, Ltd. (“Whitebox”), and on July 11, 2010, in exchange for $15.0 million, we issued a secured convertible promissory note (the “Note”), with a maturity date of July 11, 2010, in the original principal amount of $15.0 million, which amount is convertible into our common stock at a price of $28.70 per share, subject to certain adjustments as set forth in the Note. The maturity date of the note may be extended, by Whitebox, until July 11, 2012, if the trading price of our common stock does not exceed $32.90 per share for any 30 consecutive trading days prior to the maturity date. The Note accrues interest at the rate of 2.5% per annum, payable on an annual basis on December 18 of each year, each date of conversion (as to the principal amount being converted) and the maturity date.

The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale to an accredited investor who acquired the Note for investment purposes. Pursuant to the share purchase agreements, Ebix is obligated to file with the SEC this registration statement for the underlying shares of our common stock and use our reasonable best efforts to cause the SEC to declare the registration statement effective.

The proceeds of the above cited sales of unregistered shares of our common stock and the issuance of convertible debt were used to repurchase of our common stock from Brit Insurance Holdings, Inc (an affiliate) in April 2008 as well as to finance our acquisition of Acclamation Systems, Inc., in August 2008.

ITEM 16.	Exhibits and Financial Statement Schedules.

Exhibit
Number

2.1		Stock Purchase Agreement dated February 23, 2004 by and among the Company and the shareholders of LifeLink Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated February 23, 2004 (the “February 2004 8-K”)) and incorporated herein by reference.
2.2		Secured Promissory Note, dated February 23, 2004, issued by the Company (incorporated by reference to Exhibit 2.2 of the February 2004 8-K and incorporated herein by reference).
2.3		Purchase Agreement, dated June 28, 2004, by and between Heart Consulting Pty Ltd. And Ebix Australia Pty Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated July 14, 2004 (the “July 14, 2004 8-K”)) and incorporated herein by reference.
2.4		Agreement, dated July 1, 2004, by and between Heart Consulting Pty Ltd. and Ebix, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report of Form 8-K dated July 14, 2004 (the “July 14, 2004 8-K”)) and incorporated herein by reference.
2.5		Agreement and Plan of Merger by and among Ebix, Finetre and Steven F. Piaker, as shareholders’ Representative dated September 22, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on 8-K/A dated October 2, 2006) and incorporated herein by reference.
2.6		Asset Purchase Agreement, dated May 9, 2006, by and among Ebix, Inc., Infinity Systems Consulting, Inc. and the Shareholders of Infinity Systems Consulting, Inc. (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated May 9, 2006) and incorporated herein by reference.
2.7		Agreement and Plan of Merger dated October 31, 2007 by and among Ebix, Inc., Jenquest, Inc. IDS Acquisition Sub. and Robert M. Ward as Shareholder Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated November 7, 2007) and incorporated herein by reference.
2.8		Stock Purchase Agreement by and among Ebix, Inc., Acclamation Systems, Inc., and Joseph Ott (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated August 5, 2008 and incorporated herein by reference.)
3	.1*	Certificate of Incorporation, as amended, of Ebix, Inc.
3.2		Bylaws of Ebix, Inc. (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
5	.1*	Opinion of Carlton Fields, P.A.
10.1		Delphi Information Systems, Inc. 1983 Stock Incentive Plan, as amended (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (No. 33-45153) and incorporated herein by reference).+
10.2		Delphi Information Systems, Inc. Cash Option Profit Sharing Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 33-19310) and incorporated herein by reference).+
10.3		Delphi Information Systems, Inc. 1989 Stock Purchase Plan (included in the prospectus filed as part of the Company’s Registration Statement on Form S-8 (No. 33-35952) and incorporated herein by reference).+
10.4		Delphi Information Systems, Inc. Non-Qualified Stock Option Plan for Directors (filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1992 and incorporated herein by reference).+
10.5		Delphi Information Systems, Inc. 1996 Stock Incentive Plan (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-23261) and incorporated herein by reference).+
10.6		Lease agreement effective October, 1998 between the Company and 485 Properties LLC relating to premises at Five Concourse Parkway, Atlanta, Georgia (filed as Exhibit 10.16 to the Company’s Transition Report on Form 10-K for the transition period from April 1, 1998 to December 31, 1998 and incorporated herein by reference).
10.7		Delphi Information Systems, Inc. 1998 Non-Employee Director’s Stock Option Plan (filed as Exhibit A to the Company’s proxy statement dated August 12, 1998 and incorporated herein by reference).+

Exhibit
Number

10.8	Delphi Information Systems, Inc. 1999 Stock Purchase Plan (filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).
10.9	Severance agreement, between the Company and Richard J. Baum, dated as of October 4, 2000 (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).+
10.10	Sublease agreement dated October 11, 2000, between the Company and Eric Swallow and Deborah Swallow, relating to the premises at 2055 N. Broadway, Walnut Creek, CA. (filed as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.11	First amendment to lease agreement dated June 26, 2001, between the Company and PWC Associates, relating to premises of Building Two of the Parkway Center, Pittsburgh, PA. (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).
10.13	Share Exchange and Purchase Agreement between the Company and Brit Insurance Holdings PLC (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference).
10.14	Registration Rights Agreement between the Company and Brit Holdings Limited (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference).
10.15	Share Purchase Agreement dated January 16, 2004, by and between Ebix, Inc. and CF Epic Insurance and General Fund (filed as Exhibit 99.1 to the Company’s S-3 (No. 333-112616), and incorporated herein by reference).
10.16	Second Amendment to the Lease Agreement dated June 3, 2003 between the Company and 485 Properties, LLC relating to the premises at Five Concourse Parkway, Atlanta, Georgia (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference).
10.17	Ebix, Inc. 1996 Stock Incentive Plan as amended by the first, second, third and fourth amendments thereto (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).
10.18	Amended and Restated Revolving Line of Credit from LaSalle Bank, National Association, Amended and Restated Loan and Security Agreement and Pledge Agreement dated April 21, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).
10.19	First Amendment to the Loan and Security Agreement, dated July 1, 2004, between Ebix, Inc. and LaSalle National Bank (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).
10.20	Second Amendment to Loan and Security Agreement between Ebix, Inc. and the Company, effective as of December 31, 2004, between Ebix, Inc. and LaSalle National Bank. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 23, 2005 and incorporated herein by reference).
10.21	Third Amendment to Loan and Security Agreement between Ebix, Inc. and the Company, effective as of October 20, 2005, between Ebix, Inc. and LaSalle National Bank (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 and incorporated herein by reference).
10.22	Second Amended and Restated Loan and Security Agreement, dated August 31, 2006 between Ebix, Inc. and LaSalle National Bank.(incorporated by reference to Exhibit 2.2 on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference).
10.23	Lease agreement dated January 1, 2002, between LifeLink Building LLC and LifeLink Corporation (which was acquired by Ebix, Inc. in February 2004), relating to the premises at The LifeLink Building located at 1918 Prospector Drive, Park City, UT 84060 (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

Exhibit
Number

10.24		Form of Restricted Stock Agreement under the Company’s 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 7, 2005 and incorporated herein by reference).+
10.25		Stock Purchase Agreement, dated April 28, 2005, by and between Ebix, Inc. and Craig Wm. Earnshaw (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005 and incorporated herein by reference).
10.26		Share Purchase Agreement made and entered into as of June 1, 2007, by and among Ebix, Inc, and Luxor Capital Partners, LP, a Delaware limited partnership and Luxor Capital Partners Offshore, Ltd, a Cayman Islands exempted company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 6, 2007 and incorporated herein by reference).
10.27		Secured Convertible Note Purchase effective as of December 18, 2007, by and between Ebix, Inc., and Whitebox VSC Ltd., a limited partnership organized under the laws of the British Virgin Islands (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 26, 2007 and incorporated herein by reference).
10.28		2.5% Convertible Secured Promissory Note dated December 18, 2007 by Ebix, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 26, 2007 and incorporated herein by reference).
10.29		Share Purchase Agreement made and extended into as of April 2, 2008 by and among Ebix, Inc. and Rennes Foundation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 14, 2008).
10.30		Share Purchase Agreement made and entered into as of April 7, 2008 by and among Ebix, Inc. and Ashford Capital Management, Inc. (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K filed April 14, 2008).
10.31		Stock Purchase Agreement made and entered into as of April 16, 2008 by and among Ebix, Inc. and Brit Insurance Holdings, Inc. (incorporated by reference to Exhibit 10.31 to the Company’s Form 8-K filed April 17, 2008).
10.32		Amendment to Secured Promissory Note Dated December 18, 2008 entered into as of June 25, 2008 between Ebix, Inc., and Whitebox VSC Ltd., a limited partnership organized under the laws of the British Virgin Islands (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 1, 2008 and incorporated herein by reference).
10.33		Secured Convertible Note Purchase effective as of July 11, 2008, by and between Ebix, Inc., and Whitebox VSC Ltd., a limited partnership organized under the laws of the British Virgin Islands (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 16, 2008 and incorporated herein by reference).
10.34		2.5% Convertible Secured Promissory Note dated July 11, 2008 by Ebix, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 16, 2008 and incorporated herein by reference).
14	.1*	Ebix, Inc. Code of Ethics for Senior Financial Officers
21.1		Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K filed on March 31, 2008.
23	.1*	Consent of Habif, Arogeti & Wynne, LLP.
23	.2*	Consent of BDO Seidman, LLP.
23	.4*	Consent of Carlton Fields, P.A. (included in Exhibit 5.1).
24	.1*	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.

+	Management contract or compensatory plan or arrangement.

ITEM 17.	Undertakings

A. The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 4th day of November 2008.

Ebix, Inc.

By:	/s/ Robin Raina
Robin Raina
President, Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.

Signature		Title	Date

/s/ Robin Raina Robin Raina		Chairman of the Board, President and Chief Executive Officer (principal executive officer)	November 4, 2008

/s/ Robert F. Kerris Robert F. Kerris		Senior Vice President, Chief Financial Officer, and Corporate Secretary (principal financial and accounting officer)	November 4, 2008

* Pavan Bhalla		Director	November 4, 2008

* Hans Benz*		Director	November 4, 2008

* Neil Eckert		Director	November 4, 2008

* Rolf Herter		Director	November 4, 2008

* Hans Ueli Keller		Director	November 4, 2008

* By:	/s/ Robin Raina Robin Raina pursuant to a power of attorney dated April 22, 2008

INDEX TO EXHIBITS

Exhibit
Number

2.1		Stock Purchase Agreement dated February 23, 2004 by and among the Company and the shareholders of LifeLink Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated February 23, 2004 (the “February 2004 8-K”)) and incorporated herein by reference.
2.2		Secured Promissory Note, dated February 23, 2004, issued by the Company (incorporated by reference to Exhibit 2.2 of the February 2004 8-K and incorporated herein by reference).
2.3		Purchase Agreement, dated June 28, 2004, by and between Heart Consulting Pty Ltd. And Ebix Australia Pty Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated July 14, 2004 (the “July 14, 2004 8-K”)) and incorporated herein by reference.
2.4		Agreement, dated July 1, 2004, by and between Heart Consulting Pty Ltd. and Ebix, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report of Form 8-K dated July 14, 2004 (the “July 14, 2004 8-K”)) and incorporated herein by reference.
2.5		Agreement and Plan of Merger by and among Ebix, Finetre and Steven F. Piaker, as shareholders’ Representative dated September 22, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on 8-K/A dated October 2, 2006) and incorporated herein by reference.
2.6		Asset Purchase Agreement, dated May 9, 2006, by and among Ebix, Inc., Infinity Systems Consulting, Inc. and the Shareholders of Infinity Systems Consulting, Inc. (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated May 9, 2006) and incorporated herein by reference.
2.7		Agreement and Plan of Merger dated October 31, 2007 by and among Ebix, Inc., Jenquest, Inc. IDS Acquisition Sub. and Robert M. Ward as Shareholder Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated November 7, 2007) and incorporated herein by reference.
2.8		Stock Purchase Agreement by and among Ebix, Inc., Acclamation Systems, Inc., and Joseph Ott (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated August 5, 2008 and incorporated herein by reference. )
3	.1*	Certificate of Incorporation, as amended, of Ebix, Inc.
3.2		Bylaws of Ebix, Inc. (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
5	.1*	Opinion of Carlton Fields, P.A.
10.1		Delphi Information Systems, Inc. 1983 Stock Incentive Plan, as amended (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (No. 33-45153) and incorporated herein by reference).+
10.2		Delphi Information Systems, Inc. Cash Option Profit Sharing Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 33-19310) and incorporated herein by reference).+
10.3		Delphi Information Systems, Inc. 1989 Stock Purchase Plan (included in the prospectus filed as part of the Company’s Registration Statement on Form S-8 (No. 33-35952) and incorporated herein by reference).+
10.4		Delphi Information Systems, Inc. Non-Qualified Stock Option Plan for Directors (filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1992 and incorporated herein by reference).+
10.5		Delphi Information Systems, Inc. 1996 Stock Incentive Plan (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-23261) and incorporated herein by reference).+
10.6		Lease agreement effective October, 1998 between the Company and 485 Properties LLC relating to premises at Five Concourse Parkway, Atlanta, Georgia (filed as Exhibit 10.16 to the Company’s Transition Report on Form 10-K for the transition period from April 1, 1998 to December 31, 1998 and incorporated herein by reference).
10.7		Delphi Information Systems, Inc. 1998 Non-Employee Director’s Stock Option Plan (filed as Exhibit A to the Company’s proxy statement dated August 12, 1998 and incorporated herein by reference).+
10.8		Delphi Information Systems, Inc. 1999 Stock Purchase Plan (filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

Exhibit
Number

10.9	Severance agreement, between the Company and Richard J. Baum, dated as of October 4, 2000 (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).+
10.10	Sublease agreement dated October 11, 2000, between the Company and Eric Swallow and Deborah Swallow, relating to the premises at 2055 N. Broadway, Walnut Creek, CA. (filed as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.11	First amendment to lease agreement dated June 26, 2001, between the Company and PWC Associates, relating to premises of Building Two of the Parkway Center, Pittsburgh, PA. (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).
10.13	Share Exchange and Purchase Agreement between the Company and Brit Insurance Holdings PLC (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference).
10.14	Registration Rights Agreement between the Company and Brit Holdings Limited (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference).
10.15	Share Purchase Agreement dated January 16, 2004, by and between Ebix, Inc. and CF Epic Insurance and General Fund (filed as Exhibit 99.1 to the Company’s S-3 (No. 333-112616), and incorporated herein by reference).
10.16	Second Amendment to the Lease Agreement dated June 3, 2003 between the Company and 485 Properties, LLC relating to the premises at Five Concourse Parkway, Atlanta, Georgia (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference).
10.17	Ebix, Inc. 1996 Stock Incentive Plan as amended by the first, second, third and fourth amendments thereto (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).
10.18	Amended and Restated Revolving Line of Credit from LaSalle Bank, National Association, Amended and Restated Loan and Security Agreement and Pledge Agreement dated April 21, 2004 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).
10.19	First Amendment to the Loan and Security Agreement, dated July 1, 2004, between Ebix, Inc. and LaSalle National Bank (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).
10.20	Second Amendment to Loan and Security Agreement between Ebix, Inc. and the Company, effective as of December 31, 2004, between Ebix, Inc. and LaSalle National Bank. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 23, 2005 and incorporated herein by reference).
10.21	Third Amendment to Loan and Security Agreement between Ebix, Inc. and the Company, effective as of October 20, 2005, between Ebix, Inc. and LaSalle National Bank (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 and incorporated herein by reference).
10.22	Second Amended and Restated Loan and Security Agreement, dated August 31, 2006 between Ebix, Inc. and LaSalle National Bank.(incorporated by reference to Exhibit 2.2 on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference).
10.23	Lease agreement dated January 1, 2002, between LifeLink Building LLC and LifeLink Corporation (which was acquired by Ebix, Inc. in February 2004), relating to the premises at The LifeLink Building located at 1918 Prospector Drive, Park City, UT 84060 (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).
10.24	Form of Restricted Stock Agreement under the Company’s 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 7, 2005 and incorporated herein by reference).+

Exhibit
Number

10.25		Stock Purchase Agreement, dated April 28, 2005, by and between Ebix, Inc. and Craig Wm. Earnshaw (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005 and incorporated herein by reference).
10.26		Share Purchase Agreement made and entered into as of June 1, 2007, by and among Ebix, Inc, and Luxor Capital Partners, LP, a Delaware limited partnership and Luxor Capital Partners Offshore, Ltd, a Cayman Islands exempted company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 6, 2007 and incorporated herein by reference).
10.27		Secured Convertible Note Purchase effective as of December 18, 2007, by and between Ebix, Inc., and Whitebox VSC Ltd., a limited partnership organized under the laws of the British Virgin Islands (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 26, 2007 and incorporated herein by reference).
10.28		2.5% Convertible Secured Promissory Note dated December 18, 2007 by Ebix, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 26, 2007 and incorporated herein by reference).
10.29		Share Purchase Agreement made and extended into as of April 2, 2008 by and among Ebix, Inc. and Rennes Foundation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 14, 2008).
10.30		Share Purchase Agreement made and entered into as of April 7, 2008 by and among Ebix, Inc. and Ashford Capital Management, Inc. (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K filed April 14, 2008).
10.31		Stock Purchase Agreement made and entered into as of April 16, 2008 by and among Ebix, Inc. and Brit Insurance Holdings, Inc. (incorporated by reference to Exhibit 10.31 to the Company’s Form 8-K filed April 17, 2008).
10.32		Amendment to Secured Promissory Note Dated December 18, 2008 entered into as of June 25, 2008 between Ebix, Inc., and Whitebox VSC Ltd., a limited partnership organized under the laws of the British Virgin Islands (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 1, 2008 and incorporated herein by reference).
10.33		Secured Convertible Note Purchase effective as of July 11, 2008, by and between Ebix, Inc., and Whitebox VSC Ltd., a limited partnership organized under the laws of the British Virgin Islands (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 16, 2008 and incorporated herein by reference).
10.34		2.5% Convertible Secured Promissory Note dated July 11, 2008 by Ebix, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 16, 2008 and incorporated herein by reference).
14	.1*	Ebix, Inc. Code of Ethics for Senior Financial Officers
21.1		Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K filed on March 31, 2008.
23	.1*	Consent of Habif, Arogeti & Wynne, LLP.
23	.2*	Consent of BDO Seidman, LLP.
23	.4*	Consent of Carlton Fields, P.A. (included in Exhibit 5.1).
24	.1*	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.

+	Management contract or compensatory plan or arrangement.